Mail Stop 0407

      							April 27, 2005

Via U.S. Mail and Fax (972-407-8436)
Mr. Gene S. Bertcher
President and Chief Financial Officer
CabelTel International Corporation
1755 Wittington Place
Suite 340
Dallas, TX  75234

	RE:	CabelTel International Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed April 15, 2005
		File No. 0-08187

Dear Mr. Bertcher:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Note A, Acquisition of CableTEL AD, page F-8
1. It is unclear how you concluded to account for the acquisition of
CableTEL AD as a reverse acquisition under the guidelines of SFAS
No.
141, "Business Combinations," paragraph 17, prior to the transaction and exchange of shares being approved by stockholders. Please tell us why it is appropriate, citing specific accounting literature, to account for this transaction as a reverse acquisition in your financial statements for the period ended December 31, 2004.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Carlos Pacho, Senior Assistant Chief Accountant, at (202)
551-3835 if you have questions regarding the comment. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,

							/s/ Carlos Pacho for

							Larry Spirgel
							Assistant Director


??

??

??

??

Mr. Gene S. Bertcher
CabelTel International Corporation
April 27, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE